PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2015. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2014, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of November 2, 2015.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and as of March 5, 2014, with the acquisition of Brigus Gold Corp. (“Brigus”), the Black Fox mine located in the Township of Black River]Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns one development-stage project; the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico. Further, the Company has one exploration property, Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, regulatory and environmental compliance, as well as currency exchange rates, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the foreign exchange rates and certain input costs have an impact on the Company's operating costs and capital expenditures.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has convertible debentures trading on the TSX under the symbols “P.DB.U” and “P.DB.V”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014[1]
Key Performance Data
Tonnes of ore milled	461,902	442,739	1,388,900	1,110,083
Produced
Gold equivalent (ounces)[2]	68,620	59,673	192,183	162,845
Gold (ounces)	52,677	51,464	161,904	133,803
Silver (million ounces)	1.90	1.41	5.99	4.40
Sold
Gold equivalent (ounces)[2]	71,417	60,209	189,889	160,250
Gold (ounces)	52,413	51,701	160,425	130,880
Silver (million ounces)	2.86	1.46	6.03	4.38
Average realized prices
Gold ($/ounce)[3]	$1,106	$1,251	$1,155	$1,266
Silver($/ounce)[3]	$7.42	$7.43	$5.73	$8.61
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$577	$689	$642	$682
By-product basis	$415	$596	$546	$546
All-in sustaining costs (per gold ounce)[2]	$775	$1,154	$962	$1,232

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$79,219	$75,503	$219,900	$203,441
Earnings from mine operations[4]	17,825	13,203	40,373	47,329
Net income (loss)[4]	(5,403)	(99,482)	(8,558)	(102,617)
Basic income (loss) per share	(0.03)	(0.62)	(0.05)	(0.69)
Adjusted Net Income (loss)[2,4]	153	6,681	6,594	10,231
Adjusted net income (loss) per share	0.00	0.04	0.04	0.07
Operating cash flows before working capital changes[2]	$20,106	$21,704	$62,487	$53,855

Operating cash flows before working capital changes per share[2]	$0.12	$0.14	$0.39	$0.36
Weighted average shares outstanding (basic)(000’s)	162,473	159,961	162,202	149,719
Weighted average shares outstanding(diluted) (000’s)	162,473	159,961	162,202	149,719

		September 30,		December 31,
		2015		2014[1]
Assets
Mining interests		$881,742		$881,480
Total assets		$1,011,083		$1,002,820
Liabilities
Long-term liabilities		$170,080		$190,213
Total liabilities		$265,688		$254,835
Equity		$745,395		$747,985

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to September 30, 2014).
2.	See “NON-GAAP measurements “
3.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

4.

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to September 30, 2014. Earnings from mine operations increased by $13.2 million ($7.0 million for Q3 2014), and net income and adjusted income increased by $11.8 million ($6.4 million for Q3 2014) (see Note 1(a) to the condensed consolidated interim financial statements).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Q3 2015 HIGHLIGHTS

•

Total production of 68,620 gold equivalent ounces in Q3 2015 compared to 59,673 gold equivalent ounces in the same period of 2014. Gold production was 52,677 ounces in Q3 2015 compared to 51,464 ounces in Q3 2014, and silver production was 1.9 million ounces from San Dimas in Q3 2015 compared to 1.41 million ounces in Q3 2014. Improved metals production was due to higher throughput, grades and metals recovery at San Dimas.

•

Earnings from mine operations for Q3 2015 were $17.8 million compared to $13.2 million in Q3 2014. Lower gold prices realized in 2015 were more than offset by higher quantities of silver sold at both fixed and spot prices and lower operating costs at San Dimas. In Q3 2015 the Company realized the benefit of selling 850,000 ounces of silver at spot compared to 290,000 in Q3 2014.

•

Import and export licenses of Primero Empresa Minera, S.A. de C.V. (PEM), the subsidiary of Primero that holds the San Dimas mine, were reinstated August 6, 2015 after a three month suspension following a discrepancy related to its corporate office relocation from Mexico City to Durango, Mexico. During the suspension of its export license, the Company could not export silver for delivery under its silver purchase agreement with Silver Wheaton Caymans Ltd. (“Silver Wheaton Caymans”), which requires delivery outside of Mexico. With the reinstatement of the permit, approximately 880,000 ounces that were held in inventory at June 30, 2015 were sold in the third quarter.

•	The Company incurred total cash costs per gold equivalent ounce of $577 for Q3 2015 compared to $689 for Q3 2014.

•

Primero maintains its Company production guidance of between 250,000 and 270,000 gold equivalent ounces, approximately 16% higher than 2014. The Company has also updated its cost guidance to reflect year to date actual foreign exchange rates and silver by-product credits. As a result it has lowered its total Company cash cost guidance to $640 to $680 per gold equivalent ounce and all-in sustaining costs to $1,030 to $1,060 per ounce.

•

During Q3 2015, the Mexican peso devalued approximately 10% relative to the U.S. dollar. As a result, the tax basis for the Company’s assets in Mexico devalued relative to its U.S. dollar functional reporting currency. The lower tax base from a U.S. dollar perspective results in lower deductions for tax purposes in future years if the peso remains devalued. As a result, included in the $17.3 million of income tax expense in Q3 2015 is a $13.2 million non-cash deferred tax expense related to foreign exchange.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Three and nine months ended September 30, 2015 and 2014

Earnings from mine operations comprises:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2015	2014[1]	2015	2014[1]
Gold revenue	$57,988	$64,662	$185,324	$165,680
Silver revenue	21,231	10,841	34,576	37,761
Operating expenses	(41,859)	(44,502)	(121,038)	(112,572)
Depreciation and depletion	(19,535)	(17,798)	(58,489)	(43,540)
Earnings from mine operations	$17,825	$13,203	$40,373	$47,329

1.     Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to September 30, 2014. Depreciation and depletion decreased by $13.2 million for the year to September 2014 and $7.0 million for Q3 2014 (see Note 1(a) to the condensed consolidated interim financial statements).

The table below sets out variances in the key drivers of earnings from mine operations for the three and nine months ended September 30, 2015 compared with the three and nine months ended September 30, 2014:

	Three months ended	Nine months ended
(in thousands of U.S. dollars)	September 30,	September 30,
Earnings from mine operations in 2014	$13,203	$47,329
Differences:
Revenue
Lower realized gold price	(7,565)	(17,757)
Higher ounces of gold sold	890	37,401
Lower realized silver price	(5)	(17,410)
Higher ounces of silver sold	10,395	14,224
Lower (higher) operating expenses	2,644	(8,466)
Higher depreciation and depletion	(1,737)	(14,948)
Earnings from mine operations as reported in 2015	$17,825	$40,373

•

Gold revenue decreased in Q3 2015 compared to Q3 2014 because of the lower realized sales price; gold sales quantities increased modestly over the same period. For the year to September 30 (“YTD”), although the gold price was lower, higher volumes sold due to a full nine months of production at Black Fox and higher throughput at San Dimas resulted in an improvement in gold revenues compared to 2014.

•

For Q3 2015 San Dimas sold twice as much silver as Q3 2014 and almost 40% more year-over-year because of higher silver grades, higher production and sales of silver produced from Q2, 2015. The reinstatement of the Company’s export permit early in August allowed silver in inventory and silver produced in the quarter to be delivered to Silver Wheaton Caymans under its silver purchase agreement allowing San Dimas to sell its 50% share of production over the annual threshold requirement at spot. For the year to September 30, 2015, fewer quantities were sold at spot price due to a higher threshold requirement and were sold at lower spot price of silver. For 2015 and subsequent years, the Company is required to deliver 6.0 million ounces of silver under the silver purchase agreement (for the period from August 6, 2014 to August 5, 2015) before it is entitled to sell 50 percent of its silver production for its own account on the spot market. In 2014 and prior years, the threshold was 3.5 million ounces of silver (for the period from August 6, 2013 to August 5, 2014) before it was entitled to sell 50 percent of its excess silver production on the spot market.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

•	Operating expenses were $41.9 million in Q3 2015, $2.6 million lower than Q3 2014 mostly because Black Fox operating expenses decreased as a result of a weaker Canadian dollar.

Operating expenses increased YTD by $8.5 million, of which $8.2 million related to operating costs at the Black Fox mine for the additional two months of Primero operation in 2015 compared to 2014. Operating expenses at San Dimas increased modestly in YTD 2015 from YTD 2014.

•	Depreciation and depletion was $19.5 million in Q3 2015, compared to $17.8 million in Q3 2014 due mainly to increased production at both mine sites.

Depreciation and depletion was $58.5 million in YTD 2015, an increase of $14.9 million from YTD 2014, with Black Fox accounting for $7.5 million of the increase for the period reflecting a full nine month period of operations for Black Fox. In addition, higher production at San Dimas also resulted in higher depreciation and depletion.

A summary income statement follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014
Earnings from mine operations	$17,825	$13,203	$40,373	$47,329
Goodwill impairment charge	-	(98,961)	-	(98,961)
Exploration expenses	(231)	(1,205)	(1,091)	(1,239)
General and administrative expenses	(6,247)	(5,854)	(21,411)	(29,698)
Transaction costs and other expenses	-	(1,120)	(3,685)	(8,884)
Finance expenses	(3,057)	(2,309)	(7,860)	(4,617)
Mark to market gain (loss) on convertible debentures	9,000	-	13,500	-
Other income (loss)	(5,347)	4,686	(2,475)	1,867
Income tax (expense)	(17,346)	(7,922)	(25,909)	(8,414)
Net income (loss)	($5,403)	($99,482)	($8,558)	($102,617)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

•

On the acquisition of Brigus Gold Corp. (“Brigus”), goodwill of $99.0 million arose on the transaction, most of which is attributed to the additional consideration as a result of the increase in the Company’s share price between announcement and closing of the acquisition. All of this goodwill was assigned to the Black Fox Complex cash generating unit as it was the only business unit acquired pursuant to the acquisition. At September 30, 2014, the Company determined that the current valuation could not support the carrying value of the goodwill and accordingly a goodwill impairment charge was recorded for the full carrying value of $99.0 million in Q3 2014.

•

General and administrative expenses were $6.2 million in Q3 2015, compared with $5.9 million in Q3 2014 due mainly to higher share-based payment expense, and salaries and wages. General and administrative expenses were $21.4 million in YTD 2015, compared with $29.7 million in YTD 2014, primarily due to a $4.5 million decrease in share-based payment expense. The breakdown of general and administrative expenses is as follows.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014
Share-based payment	$1,096	($1,154)	$5,099	$9,635
Salaries and wages	1,897	1,702	8,031	8,573
Legal, accounting and consulting services	1,628	694	4,632	2,925
Other general expenses	1,626	4,612	3,649	8,565
Total	$6,247	$5,854	$21,411	$29,698

Share based payments include amortization on equity settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. The share price declined in Q3 2015 and Q3 2014 resulting in lower share-based payments, but because there are fewer cash settled PSUs outstanding in 2015 compared to 2014 an overall expense was recorded reflecting the accretion on the equity settled plans. The YTD 2015 share based payment is impacted by a depreciating share price compared to the appreciating share price in 2014.

Other general expenses for the three and nine months ended 2014 include $2.0 million accrued for the closure of the Company’s Vancouver office.

•

Transaction costs of $3.7 million YTD 2015 were mainly incurred on the issuance of the $75.0 million of 5.75% convertible debentures. YTD 2014, $7.3 million in transaction costs were expensed in relation to the acquisition of Brigus.

•

Finance expense increased by $3.2 million in YTD 2015 as compared to YTD 2014, primarily due to accrued interest and accretion on the 5.75% convertible debentures issued during the first quarter of 2015 and a full nine months of interest and accretion on the Brigus 6.5% convertible debentures.

In addition, the amortization of the line of credit transactions costs and higher accretion on the Company’s decommissioning liabilities contributed to the increase in finance expenses during the period.

•

The 5.75% convertible debentures issued in the first quarter of 2015 are accounted for at fair value and are marked-to-market each period based on the trading price of the debentures. For Q3 2015, a gain of $9.0 million was recorded. There is YTD gain related to this instrument of $13.5 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

•

The Company recorded a foreign exchange loss of $5.6 million in Q3 2015 compared to a gain of $2.6 million in Q3 2014 and a foreign exchange loss of $3.2 million in YTD 2015 compared with nil in YTD 2014 (recorded in other income (loss)). The foreign exchange losses in 2015 were mainly due to unrealized foreign exchange losses on translation of the net liabilities of Primero denominated in Canadian dollars, as the Canadian dollar depreciated during the period, relative to the U.S. dollar (its functional currency).

•	The Company’s income tax expense is detailed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014
Tax expense (recovery)
San Dimas	$17,785	$8,010	$28,621	$8,304
Black Fox and other	(439)	(88)	(2,712)	110
Total	$17,346	$7,922	$25,909	$8,414

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Earnings (loss) before income taxes	$11,943	($91,560)	$17,351	($94,203)
Canadian federal and provincial income tax rate	26%	26%	26%	26%
Expected income tax expense (recovery)	3,105	(23,806)	4,511	(24,493)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	295	1,221	932	1,932
Share-based payments	3	64	309	(182)
Amounts allowable for tax purposes	(2,439)	(4,525)	(10,938)	(10,350)
Impact of Mexican deflation on tax values	791	1,242	(2,656)	(2,316)
Impact of foreign exchange	1,561	1,608	2,728	778
Impact of foreign exchange on deferred income tax assets and liabilities	13,206	4,607	23,669	4,036
Withholding taxes on intercompany interest	862	1,132	3,034	3,374
Royalty taxes in Mexico	1,027	150	1,924	1,334
Flow through share renunciation	7	440	151	746
Impairment of goodwill	-	24,740	-	24,740
Ontario mining taxes	(114)	361	(1,241)	927
Benefit of tax losses not recognized	(958)	688	3,486	7,888
Income tax expense	$17,346	$7,922	$25,909	$8,414

The impact of the foreign exchange on deferred income tax assets and liabilities results from the devaluation of the Mexican peso relative to the U.S. dollar. The Company reports its Mexican peso based deferred income taxes in its U.S. dollar functional currency. When the Mexican peso devalues, the tax basis for the Company’s assets in Mexico devalue relative to its U.S. dollar functional reporting currency. The lower tax base from a U.S. dollar perspective results in lower deductions for tax purposes in future years if the peso remains devalued. As a result, non-cash deferred tax expense related to foreign exchange is reflected in income tax expense in all periods. The devaluation is most significant in 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

REVIEW OF OPERATIONS

San Dimas Mine

	Three months		Nine months
	ended		ended
	September 30,		September 30,
	2015	2014	2015	2014
Key Performance Data
Tonnes of ore mined	232,014	229,589	755,229	643,646
Tonnes of ore milled	228,392	219,656	742,296	637,056
Tonnes of ore milled per day	2,483	2,388	2,719	2,334
Average mill head grade (grams/tonne)
Gold	4.75	4.34	4.79	4.69
Silver	272	216	266	235
Average gold recovery rate (%)
Gold	96%	95%	96%	94%
Silver	95%	92%	94%	92%
Produced
Gold equivalent (ounces)	49,566	37,385	140,263	119,295
Gold (ounces)	33,623	29,176	109,984	90,253
Silver (million ounces)	1.90	1.41	5.99	4.40
Sold
Gold equivalent (ounces)	53,475	40,221	136,850	117,885
Gold (ounces)	34,471	31,713	107,386	88,515
Silver at fixed price (million ounces)	2.01	1.17	5.18	3.14
Silver at spot (million ounces)	0.85	0.29	0.85	1.24
Average realized price (per ounce)
Gold	$1,115	$1,275	$1,172	$1,286
Silver[1]	$7.42	$7.43	$5.73	$8.61
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$507	$690	$564	$619
By product basis	$219	$526	$401	$398
All in sustaining costs (per ounce)[3]	$454	$919	$660	$798
Revenue ($000's)	$59,660	$51,273	$160,279	$151,575
Earnings from mine operations ($000's)	$18,179	$10,737	$42,309	$42,855

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).
2.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.
3.	See “NON- GAAP measurements “

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

The San Dimas mine produced 33,623 ounces of gold and 1.9 million ounces of silver in the third quarter of 2015, 15% and 35% higher for gold and silver respectively, in comparison to the third quarter of 2014. For the nine months to September 2015, gold production increased 22% and silver production by 36% compared to the same period in 2014. The increase in production was due to a number of factors:

•

higher mill throughput with the completion in Q1 2014 of the mill expansion to 2,500 tonnes per day (“TPD”). For the nine months 2015, average throughput was 2,719 TPD; 17% better than 2014. However, heavy rains during Q3 2015 resulted in higher moisture content in the mined ore which reduced the efficiency of the crushing and screening process slowing the throughput of the mill, as a result throughput in Q3 2015 only increased by 4% over Q3 2014, averaging 2,483 TPD;

•

increased recoveries for gold and silver following the commissioning of two leach tanks and a thickener during the second half of 2014, and implementation of a tailings wash system in the filtration plant in Q1 2015;

•	higher gold and silver grades obtained, a result of the areas being mined;

•	an increase in long-hole mining allowing the mine to operate more efficiently during 2015;

•	other operational improvements in crushing and the mill.

For Q3 2015, silver sold was considerably more than production in the same period. The reinstatement of the Company’s export permit early in August allowed silver in inventory and silver produced in the quarter to be delivered to Silver Wheaton Caymans under the silver purchase agreement. As a result the annual threshold delivery to Silver Wheaton Caymans was met and the Company sold 850,000 ounces of silver for its own account at spot prices. In comparison, the Company sold 290,000 ounces at spot in Q3 2014 and sold 1.24 million ounces at spot for the year to September 30, 2014. The threshold limit under the silver purchase agreement for the 2015 contract year (August 6 of a year to August 5 of the following year) increased to 6.0 million ounces of silver from 3.5 million ounces in the 2014 contract year.

Total cash costs on a gold equivalent and by-product basis in Q3 2015 were $507 and $219 per ounce, respectively, compared with $690 and $526 per ounce, respectively, in Q3 2014. For the nine months to September, total cash costs on a gold equivalent and by-product basis in 2015 were $564 and $401 per ounce, respectively, compared with $619 and $398 per ounce, respectively, in 2014. Unit costs were mostly lower in 2015 due to higher gold production and in Q3 2015 due to higher silver credits. For the year to September 2014, San Dimas by-product costs included higher silver credits from higher silver ounces sold at spot prices compared to the same period in 2015.

Despite lower unit costs, overall costs were generally higher in 2015 because of higher throughput, higher costs related to security and higher labour rates subsequent to the finalization of the union agreement. 2015 also showed some benefits with reduced power and diesel costs as the mine was able to access more power from its wholly owned hydroelectric generation facility (Las Truchas). The start-up of the Las Truchas second turbine in Q3 2014 and high rainfalls increased capacity from the dam. Certain input costs, such as cyanide, were also lower in 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

All-in sustaining costs per gold ounce of $454 in Q3 2015, compared with $919 per ounce in Q3 2014 correspond to the decreased by-product cash costs as described above. Also, in Q3 2014, San Dimas purchased approximately $3 million in underground equipment. For the year to September 30, 2015, all-in sustaining costs per gold ounce were $660 compared with $798 in 2014; the decrease was largely due to the mine spending $8 million less on equipment replacements in 2015.

At the San Dimas mill, the Company has completed the construction of foundations for the new secondary crusher and Primero personnel completed an inspection of the crusher fabrication at the manufacturer’s factory. Demolition of the old foundry is well advanced, which will clear space for the delivery of the new de-aeration system expected this quarter. The installation of the additional tailings pump is now complete and control has been handed over to the operations team. The new tailings filter and thickener are also in the process of fabrication and remain on-schedule for delivery to site in Q1 2016.

For the 2015 year outlook, San Dimas is expected to produce just above its original guidance range, between 180,000 and 190,000 gold equivalent ounces. In addition, the Company has also updated its cost guidance to actual costs year to September and updated foreign exchange rates for Q4 2015. As a result San Dimas cash cost guidance has been lowered to $570 to $600 per gold equivalent ounce and its all-in sustaining costs to $740 to $770 per ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Black Fox Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014[1]
Key Performance Data
Open pit mining
Tonnes of ore mined	201,484	232,985	849,668	535,436
Strip ratio	4.40	6.78	4.71	8.00
Average gold grade (grams/tonne)	2.01	2.61	2.09	2.21
Underground mining
Tonnes of ore mined	36,005	20,880	83,795	70,715
Average gold grade (grams/tonne)	3.99	5.78	4.11	4.91
Open pit and underground
Tonnes of ore milled	233,510	223,083	646,604	473,027
Tonnes of ore milled per day	2,538	2,425	2,369	2,210
Average mill head grade (grams/tonne)	2.66	3.24	2.61	3.01
Average gold recovery rate (%)	96%	96%	96%	95%
Produced
Gold (ounces)	19,054	22,288	51,920	43,550
Sold
Gold at spot price (ounces)	16,302	18,432	48,163	39,160
Gold at fixed price (ounces)	1,640	1,556	4,876	3,205
Average realized gold price (per ounce)[2]	$1,089	$1,212	$1,123	$1,224
Total cash costs (per gold ounce)[3]	$780	$688	$856	$854
All-in sustaining costs (per ounce)[4]	$1,000	$1,202	$1,183	$1,453
Revenue ($000's)	$19,559	$24,230	$59,621	$51,866
Earnings (loss) from mine operations (000's)[5]	($354)	($6,678)	($1,936)	($4,671)

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to September 30, 2014).
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.
4.

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation, the depletion at Black Fox was adjusted. Earnings from mine operations increased by $7.0 million in Q3 2014 and $13.2 million for the nine months ended September 30, 2014. (see Note 1(a) to the condensed consolidated interim financial statements).

5.	See “NON- GAAP measurements “

The Company acquired the Black Fox Complex in 2014. During the second half of 2014 and continuing through 2015, an optimization plan was outlined for Black Fox that included increasing investment in exploration, development and underground mining equipment. The objective was to increase throughput from the higher grade underground mine to ultimately replace tonnage from the lower grade open-pit.

The Black Fox mine produced 19,054 ounces of gold in the third quarter of 2015 compared to 22,288 ounces in the quarter of 2014. Most of the production came from the open pit in 2015 and 2014. In the third quarter of 2015, production was 15% lower than 2014 mostly due to the lower grades remaining in the pit. Underground production was slightly higher in 2015, with a small higher grade stockpile created for processing early in Q4 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

For the year to September 30, 2015 gold production was 19% higher than 2014 due to higher production coming from the open pit and because the Company owned the mine for the full nine months of 2015 compared to seven months in 2014. The open pit was fully depleted by the end of September 2015.

During the first half of 2015 the Company increased its inventory of stopes for production scheduled in the second half of 2015. In the third quarter, Black Fox mined the underground at a rate of 400 TPD. This was lower than anticipated because of approximately 3 weeks of rehabilitation required for a ramp wall slough, and rehabilitation in other areas of the mine. In the same period, the Company implemented management changes and commenced equipment utilization and project availability studies using six sigma techniques to identify mining improvement opportunities. The Company expects underground mine production in the fourth quarter to be about 600 to 700 TPD. However the mine’s best productivity will come from the Central Zone that is expected to be mined during Q2 2016.

The Company has moderately adjusted its production outlook for Black Fox because of the lower underground production and anticipates producing between 70,000 and 80,000 ounces of gold for 2015. Cash costs are expected to be within the original guidance of between $820 to $870 per ounce. The Company’s recently approved capital expenditure of $6.1 million to develop a ramp to the 640 metre level in order to commence mining from the higher grade, wider Central Zone between the 600 and 800 metre levels in 2016 is progressing on schedule. The Central Zone has wider intercepts as opposed to the remnant areas above the 500 metre level that were in place at the time of acquisition.

Total cash cost per gold ounce were higher in Q3 2015 at $780 compared to $688 per ounce in Q3 2014 due to lower gold production partially offset by lower costs. The weaker Canadian dollar relative to the U.S. dollar impacted costs positively at Black Fox during the quarter as well as lower costs in the mine with improvements in the underground mining method.

All-in sustaining costs are lower period over period due to substantially less development capital spent and less equipment replacements in 2015 compared to 2014.

For the nine months ended September 30, 2015, 246,000 tonnes mined from the open pit but not milled were added to the low grade stockpile that will begin to be processed in Q4 2015.

In Q3 2015 Black Fox sold 1,640 ounces of gold under a gold purchase agreement to Sandstorm Gold Inc. (“Sandstorm”) at an average price of $518 per ounce, and 16,302 ounces of gold were sold at an average market price of $1,116 per ounce, resulting in an overall average price for all gold sales from the Black Fox mine of $1,089 per ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

OUTLOOK FOR 2015 OPERATING RESULTS

Primero maintains its Company production guidance of between 250,000 and 270,000 gold equivalent ounces, approximately 16% higher than 2014. It now expects San Dimas to produce just above its original guidance range, between 180,000 and 190,000 gold equivalent ounces and Black Fox to produce just below its original guidance range, between 70,000 and 80,000 gold equivalent ounces.

The Company has also updated its cost guidance to reflect year to September actual results. As a result it has lowered its San Dimas cash cost guidance to $570 to $600 per gold equivalent ounce and its all-in sustaining costs to $740 to $770 per ounce. This has resulted in slightly lower total Company cash cost guidance of $640 to $680 per gold equivalent ounce and all-in sustaining costs to $1,030 to $1,060 per ounce.

The Company's 2015 production outlook is summarized in the following table, with a comparison to 2014 actual results:

	Black Fox	San Dimas	Estimated 2015	Actual 2014

Attributable gold equivalent production[1] (gold equivalent ounces)	70,000-80,000	180,000-190,000	250,000-270,000	225,054
Gold production[1] (ounces)	70,000-80,000	150,00-160,00	220,000-240,000	189,943
Silver production[1] (million ounces)	N/A	7.5-8.0	7.5-8.0	6.15
Total cash costs[2] (per gold equivalent ounce)	$820-$870	$570-$600	$640-$680	$687
All-in sustaining costs[2] (per gold ounce)	$1,150-$1,200	$740-$770	$1,030-$1,060	$1,222
Capital expenditures (millions of U.S. dollars)	$38	$54	$103	$113

1.

Black Fox previously disclosed a gold production outlook of 75,000 to 85,000 ounces. San Dimas previous production outlook was 175,000 to 185,000 gold equivalent ounces, 145,000 to 155,000 gold ounces and 6.5 to 7.5 million silver ounces. Company outlook production for gold equivalent and gold remains unchanged.

2.

San Dimas previous outlook for cash cost per equivalent ounce of $590 to $640 and all-in sustaining cost per ounce of $890 to $940. The Company previous outlook for cash cost per equivalent ounce of $650 to $700 and all-in sustaining cost per ounce of $1,050 to $1,150.

Material assumptions used to forecast total cash costs for 2015 were based on the Company's actual results to September 30 2015 and include an estimated average silver price of $4.24 per ounce (as per the silver purchase agreement) and foreign exchange rates of 1.30 Canadian dollars and 16 Mexican pesos to the U.S. dollar for Q4 2015.

The Company’s 2015 outlook for revenues and operating expenses are directly correlated to its production outlook and cash cost outlook with the assumption that production will match sales quantities. Depreciation and depletion should increase relative to 2014 because of the expected increase in production.

Income tax expenses are mainly attributable to income from the San Dimas mine. Income taxes are based on 30% of San Dimas’ net income before tax but foreign exchange can have significant impacts on the amounts. In addition, San Dimas pays a mining royalty tax and accrues for withholding tax on intercompany interest.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

ANALYSIS OF CASH FLOWS FOR THE THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2015 AND 2014

Sources and uses of cash

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014
Cash flow:
Provided by operating activities before working capital changes	$20,106	$21,704	$62,487	$53,855
Changes in non-cash working capital	7,998	(9,682)	(18,970)	(36,889)
Provided by operating activities	28,104	12,022	43,517	16,966
Used in investing activities	(20,671)	(30,364)	(60,354)	(88,746)
Provided by (used in) financing activities and other	(4,159)	(3,770)	32,552	(16,875)
Increase (decrease) in cash	$3,274	($22,112)	$15,715	($88,655)

Operating activities

Q3 2015 compared to Q3 2014
Primero generated consistent cash flows from operating activities before working capital changes in 2015 compared to 2014 as higher revenues and lower costs were offset by higher tax payments made at San Dimas. Changes in non-cash working capital were a cash inflow of $8.0 million in Q3 2015 compared with an outflow of $9.7 million in Q3 2014. In Q3 2015 silver inventories decreased by approximately $2.3 million at San Dimas due to the reinstatement of its export license allowing delivery of silver outside Mexico and VAT receivables have been used to offset corporate income taxes payable at San Dimas.

YTD 2015 compared to YTD 2014
Operating cash flows before working capital changes were higher in 2015 due to higher sales and lower stock based compensation payments. The lower spot silver sales at San Dimas were offset by a full nine months of operating cash flow from Black Fox. In addition, because tax losses at PEM were fully utilized in 2014, PEM started paying tax instalments in 2015.

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below. In addition, in YTD 2014, the Company used $7.8 million for the Brigus acquisition.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Three months ended		Nine months ended		Estimated
	September 30,		September 30,
(in millions of U.S. dollars)	2015	2014	2015	2014	2015
Capital Expenditures
San Dimas Underground Development	$6.5	$5.3	$13.2	$13.7	$15.2
San Dimas Sustaining Capital	1.7	3.3	7.6	11.7	10.8
San Dimas Projects	1.5	2.0	3.6	11.1	15.4
San Dimas Sub Total	$9.7	$10.6	$24.4	$36.5	$41.4
Black Fox Underground Development	3.0	(1.6)	11.2	6.0	19.5
Black Fox Open Pit Capitalized Development & Stripping	-	4.4	-	5.9	-
Black Fox Sustaining Capital	0.1	9.0	0.9	12.7	4.5
Black Fox Projects	0.7	5.1	2.8	8.0	3.4
Grey Fox Development Studies	0.0	-	0.0	0.1	1.3
Black Fox Complex Sub Total	$3.8	$16.9	$14.9	$32.7	$28.7
Cerro del Gallo Development	0.3	2.9	0.8	5.8	2.7
Total Capital Expenditures	$13.8	$30.4	$40.1	$75.0	$72.8

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$0.9	$1.4	$3.3	$4.6	$6.9
San Dimas Drifting	1.3	0.8	1.7	2.4	4.5
San Dimas Regional Diamond Drilling	0.4	0.7	2.2	1.9	1.5
San Dimas Sub Total	$2.6	$2.9	$7.2	$8.9	$12.9
Black Fox Diamond Drilling	1.0	1.4	4.0	2.7	9.7
Grey Fox & Regional Exploration	1.5	2.8	6.9	5.8	7.3
Black Fox Complex SubTotal	$2.5	$4.2	$10.9	$8.5	$17.0
Cerro del Gallo Geology Mapping	1.6	0.4	2.0	1.2	0.7
Total Capitalized Exploration Expenditures	$6.7	$7.5	$20.1	$18.6	$30.6

TOTAL CAPITAL	$20.5	$37.9	$60.2	$93.6	$103.4

Financing activities

YTD 2015 compared to YTD 2014
During 2015, the Company received $75.0 million in gross proceeds from the issuance of the 5.75% convertible debentures, $9.8 million from the release of restricted cash and $0.8 million proceeds from stock options exercised. A total of $3.6 million in transaction costs were paid associated with the closing of the debentures. The Company also repaid $40 million of debt, associated with the outstanding balance of its revolving line of credit leaving the full $75 million undrawn and available for corporate purposes in the future. In 2014, the Company drew down $28 million from its line of credit and together with cash on hand repaid the promissory note owing to Goldcorp Inc., its senior secured notes and $1.9 million of the convertible debentures assumed on the acquisition of Brigus. In addition, $9.9 million was received from the exercise of stock options and $8.0 million received from a flow-through financing.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

FINANCIAL CONDITION REVIEW

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as to repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the net asset table below.

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	September 30, 2015	December 31, 2014
Cash and cash equivalents	$43,104	$27,389
Other current assets	70,665	60,330
Non-current assets	897,314	915,101
Total assets	$1,011,083	$1,002,820
Current liabilities (excluding short-term debt)	$43,532	$59,006
Non-current liabilities (excluding long-term debt)	106,580	100,442
Short-term debt	52,076	5,616
Long-term debt	63,500	89,771
Total liabilities	$265,688	$254,835
Total shareholders' equity	$745,395	$747,985
Total equity	$745,395	$747,985
Total common shares outstanding[1]	162,493,758	161,555,875
Total options outstanding[2]	4,973,404	9,254,224
Total warrants outstanding[3]	-	20,800,000
Key financial ratios
Current ratio	1.19	1.36
Total liabilities-to-equity	0.36	0.34
Debt-to-total capitalization	0.13	0.11

1.	As at the date of this MD&A, the Company had 162,493,758 common shares outstanding.
2.	As at the date of this MD&A, the total number of options outstanding was 4,955,904 of which 2,902,340 are exercisable.
3.

The Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn$8.00 until July 20, 2015. These warrants expired unexercised as of July 21, 2015.

The Company’s net assets (equity) as at September 30, 2015 were $745 million compared to $748 million as at December 31, 2014. The current ratio has decreased from December 31, 2014 as a result of the reclassification of the liability of the 6.5% Convertible Debenture from long-term to short-term as it is due on March 31, 2016.

The Company’s objective is to manage financial risk by maintaining a conservative balance sheet. Liquidity at September 30, 2015 included cash and cash equivalents of $43.1 million and an undrawn amount on its revolving line of credit of $75.0 million. In addition, the Company expects to be able to meet all of its commitments including repayment of its 6.5% Convertible Debentures, and fulfill its exploration and capital program for 2015 and later years from its operating cash flows, cash balances and the revolving line of credit, even at gold prices of $1,000 per ounce. A $100 per ounce reduction in the price of gold for the remainder of the year could reduce cash flows by approximately $5 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, reduce capital spending, acquire or dispose of assets or adjust the amount of cash held.

Capital structure

Debt

	As at	As at
(in thousands of U.S. dollars)	September 30, 2015	December 31, 2014
Current debt
Senior unsecured convertible debentures	$47,388	$-
Finance lease liabilities	4,688	5,616
Total Current debt	$52,076	$5,616
Long-term debt
6.5% convertible debentures	$-	$46,315
5.75% convertible debentures	61,500	-
Finance lease liabilities	2,000	5,629
Line of credit	-	37,827
Total Long-term debt	$63,500	$89,771

Total debt	$115,576	$95,387

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn revolving $75 million line of credit. The line of credit is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

Pursuant to the terms of the line of credit, the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $685 million plus 50% of positive net income earned after September 30, 2015.
•	Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA) of less than 3.50:1.
•	Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA) less than 2.00:1.
•	Interest coverage ratio (being earnings before interest, depreciation and amortization divided by interest expense) greater than 4.50:1.

As at September 30, 2015, the Company was compliant with these covenants.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

		As at			As at
		September 30, 2015			Dec. 31, 2014
	Within 1	2-5	Over 5
(in thousands of U.S. dollars)	year	years	years	Total	Total
Trade and other payables and accrued liabilities	$30,404	$-	$-	$30,404	$44,178
Share based payments	1,095	-	-	1,095	4,414
6.5% Convertible debentures and interest	49,684	-	-	49,684	52,812
5.75% Convertible debentures and interest	4,324	89,722	-	94,046	-
Line of credit and interest	-	-	-	-	42,689
Finance lease payments	4,688	2,000	-	6,688	11,245
Minimum rental and operating lease payments	1,217	2,833	-	4,050	7,939
Reclamation and closure cost obligations	-	13,747	47,625	61,372	57,194
Commitment to purchase plant and equipment	1,450	-	-	1,450	886
Total	$92,862	$108,302	$47,625	$248,789	$221,357

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and its revolving line of credit.

Other liquidity considerations

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. (“Silver Wheaton”) and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018 (“the Second Contingent Payment”);

•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”);
•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

The Company has decided not to construct the phase 1 heap leach project for Cerro del Gallo in 2015. The timing of construction will depend on market conditions and project returns. The estimated capital cost for phase 1 of this project is over $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo is expected to produce approximately 95,000 gold equivalent ounces on an annual basis.

APA Ruling

On October 4, 2012, the Company received a ruling (the “APA Ruling”) from the Mexican tax authorities which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years) and the Company’s APA Ruling covered the five years ending December 31, 2014. In 2015, the Company intends to continue to record its revenue from sales of silver under the Amended and Restated Silver Purchase Agreement in a manner consistent with prior years, the APA Ruling and applicable Mexican laws. The Company has until the end of 2016 to file an application for a renewed APA Ruling in respect of 2015 and the subsequent four taxation years. There can be no assurance that Mexican tax laws applicable to the APA Ruling will not change or that the applicable authorities will issue a renewal or similar ruling or that the authorities will continue to assess the Company’s taxes on the basis of its realized prices for silver.

The Company continues to evaluate alternatives to achieve long term tax certainty including through engaging in a dialogue with the Mexican tax authorities in this regard. To the extent the Mexican tax authorities determine that the appropriate price of silver sales under the Amended and Restated Silver Purchase Agreement is different than the realized price, it could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides summary of unaudited financial data for the last eight quarters:

		2015			2014			2013
(in thousands of U.S.
dollars except for	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
per share amounts)
Financial Data
Revenue	$79,219	$67,371	$73,310	$71,171	$75,503	$79,669	$48,269	$47,737
Total cost of sales	(61,394)	(56,293)	(61,840)	(65,837)	(62,300)	(55,025)	(38,788)	(33,992)
Earnings from mine operations	$17,825	$11,078	$11,470	$5,334	$13,203	$24,644	$9,481	$13,745
Impairment charges	$-	$-	$-	($110,000)	($98,961)	$-	$-	$-
Exploration expenses	(231)	(739)	(121)	(577)	(1,205)	-	(17)	(428)
General and administrative expenses	(6,247)	(7,151)	(8,013)	(7,107)	(5,854)	(10,524)	(13,335)	(7,682)
Earnings (loss) from operations	$11,347	$3,188	$3,336	($112,350)	($92,817)	$14,120	($3,871)	$5,635
Other income (expenses)	$596	($5,851)	$4,730	($102)	$1,257	($4,259)	($8,633)	($1,556)
Income tax (expense) recovery	(17,346)	(4,081)	(4,482)	(9,314)	(7,922)	(4,743)	4,251	(39,974)
Net income (loss)	($5,403)	($6,744)	$3,584	($121,766)	($99,482)	$5,118	($8,253)	($35,895)
Basic income (loss) per share	($0.03)	($0.04)	$0.02	($0.76)	($0.62)	$0.03	($0.06)	($0.31)
Diluted income (loss) per share	($0.03)	($0.04)	$0.02	($0.76)	($0.62)	$0.03	($0.06)	($0.31)

1.

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation, the depletion at Black Fox was adjusted. Earnings from mine operations and earnings from operations increased by $1.2 million in Q1 2014, $5.0 million in Q2 2014, $7.0 million in Q3 2014, and decreased by $13.2 million in Q4 2014. Income tax (expense) recovery decreased by $0.4 million in Q1 2014, $0.4 million in Q2 2014 and $0.6 million in Q3 2014 and increased by $1.4 million in Q4 2014 . Net (loss) income and adjusted net income (loss) decreased by $0.8 million in Q1 2014, $4.5 million in Q2 2014, $6.4 million in Q3 2014 and decreased by $11.8 million in Q4 2014. See Note 1(a) to the condensed consolidated interim financial statements.

•	Financial data by quarter are significantly impacted by the acquisition of Brigus in 2014. Results from the Black Fox mine have been consolidated as of March 5, 2014.

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q3 2015, Q3 2014, Q2 2014 and Q1 2014 included $12.8 million, $5.9 million, $14.8 million and $3.9 million, respectively, of silver sales at spot prices.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement (see Review of Consolidated Information).

•	In Q3 2014, an impairment of $99.0 million for goodwill was recorded related to the value on the acquisition of Brigus.

•	In Q4 2014, an impairment of $110.0 million was recorded against mining interests at Black Fox and Cerro del Gallo.

•

General and administrative expenses include share-based compensation which fluctuates based on the share price of the Company. In Q1 and Q2 2014 the share price appreciated resulting in higher share- based compensation.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

•

In Q2 2014 the Company incurred $6.7 million of transaction costs related to the acquisition of Brigus. In Q1 2015 the Company incurred $3.9 million of transaction costs on the issuance of the 5.75% Convertible Debentures. The 5.75% Convertible Debentures are marked-to-market each quarter. In Q1 2015, a $8.2 million gain was recorded, in Q2 2015 a $3.7 million loss was recorded and in Q3 2015 a $9 million gain recorded. All these items are included in other income (expenses) in the table above.

•	The income tax expense in Q4 2013 was higher mainly due to the introduction of a mining royalty in Mexico that resulted in the Company recording a $35.9 million deferred tax liability and expense.

•

Income tax expense is impacted by the effects of foreign exchange fluctuations on its Mexico peso denominated non-cash deferred income taxes, which were significant in certain periods, such as Q4 2014 and Q3 2015.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations made by the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars except for per ounce amounts)	2015	2014	2015	2014

Operating expenses per the consolidated financial statements	$41,859	$44,502	$121,038	$112,572
Share-based payment included in operating expenses	(333)	(186)	(1,050)	(1,078)
Inventory movements and adjustments	(1,916)	(3,173)	3,392	(484)
Total cash operating costs	$39,610	$41,143	$123,380	$111,010

Ounces of gold produced	52,677	51,464	161,904	133,803
Gold equivalent ounces of silver produced	15,943	8,209	30,279	29,042
Gold equivalent ounces produced	68,620	59,673	192,183	162,845
Total cash costs per gold equivalent ounce	$577	$689	$642	$682

Total cash operating costs	$39,610	$41,143	$123,380	$111,010
By-product silver credits	(17,774)	(10,465)	(34,927)	(37,926)
Cash costs, net of by-product credits	$21,836	$30,678	$88,453	$73,084

Ounces of gold produced	52,677	51,464	161,904	133,803
Total by-product cash costs per gold ounce produced	$415	$596	$546	$546

Gold equivalent ounces of silver produced for the San Dimas mine are calculated as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. These calculations are shown below.

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Silver ounces produced (millions) (A)	1.90	1.41	5.99	4.40
Average realized silver price (B)	$9.34	$7.43	$5.80	$8.61
Average realized gold price (C )	$1,115	$1,275	$1,171	$1,286
Gold equivalent ounces of silver (A) x (B)/(C )	15,943	8,209	30,279	29,042

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 and 2014:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars except for per ounce amounts)	2015	2014	2015	2014
Cash costs, net of by-product credits	$21,836	$30,678	$88,453	$73,084
Corporate general and administrative expenses	6,247	5,854	21,411	29,698
Reclamation cost accretion	270	281	819	896
Sustaining capital expenditures	12,482	22,650	45,013	61,291
All-in sustaining costs	$40,835	$59,463	$155,696	$164,969

Ounces of gold produced	52,677	51,464	161,904	133,803
All-in sustaining costs per gold ounce	$775	$1,154	$962	$1,232

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated interim statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Items are adjusted where considered to be unusual and impacting comparability based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the condensed consolidated interim financial statements. All adjustments are shown net of tax.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars except for per share amounts)	2015	2014	2015	2014
Net income (loss)	($5,403)	($99,482)	($8,558)	($102,617)
Impairment charges	-	98,961	563	98,961
Impact of foreign exchange on deferred taxes	13,205	4,607	23,669	4,036
(Gain) loss on derivative liability	(208)	-	(1,483)	-
Mark-to-market (gain) loss on convertible debenture	(9,000)	-	(13,500)	-
Office closure costs and severance payments	1,559	2,040	2,264	2,040
Transaction costs	-	555	3,639	7,811
Adjusted net income (loss)	$153	$6,681	$6,594	$10,231
Weighted average shares outstanding (000's)	162,473	159,961	162,202	149,719
Adjusted net income (loss) per share	$0.00	$0.04	$0.04	$0.07

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Operating cash flows before working capital changes and operating cash flows before working capital changes per share

The Company has included the non-GAAP performance measure operating cash flows before working capital changes and operating cash flows before working capital changes per share in this MD&A. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash provided by operating activities (the nearest GAAP measure) per the condensed consolidated interim financial statements and the calculation of per share amounts.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars except for per share amounts)	2015	2014	2015	2014

Operating cash flow before working capital changes	$20,106	$21,704	$62,487	$53,855
Weighted average shares outstanding (000's)	162,473	159,961	162,202	149,719
Operating cash flow before working capital changes per share	$0.12	$0.14	$0.39	$0.36

RELATED PARTY TRANSACTIONS

As at September 30, 2015, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

Other than payments to key management, there were no further related party transactions for the three and nine months ended September 30, 2015 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

ADOPTION OF NEW ACCOUNTING POLICIES

Functional and presentation currency

On January 1, 2015, Primero Gold Canada Inc. (PGCI) and Primero Mining Corp. (PMC) amalgamated as one company under the name Primero Mining Corp. (amalgamated PMC). PGCI, which held the Black Fox Complex assets, used the U.S. dollar as its functional currency, while the functional currency of the former parent company, PMC, was the Canadian dollar.

On March 12, 2015 Canada Revenue Agency approved the election of the U.S. dollar as the functional currency of amalgamated PMC. As a result of the change in underlying conditions relevant to amalgamated PMC, effective March 31, 2015 the functional currency was changed from the Canadian dollar to the U.S. dollar.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical accounting policies, estimates and judgements applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 are consistent with those applied and disclosed in note 2 to the Company’s audited consolidated financial statements for the year ended December 31 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

FINANCIAL INSTRUMENTS

The Company’s financial instruments at September 30, 2015 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay Corp. (“Fortune Bay”), trade and other payables, the convertible debentures and the line of credit.

At September 30, 2015, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains or losses on available for sale assets are recognized in other comprehensive income (“OCI”). During the first quarter of 2015, the Company recorded an impairment loss of $0.5 million in the statement of operations relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the condensed consolidated interim statement of financial position.

The initial fair value of the 6.5% Convertible Debentures assumed with the Brigus acquisition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost. The fair value of the 5.75% Convertible Debentures which closed on February 9, 2015 is based on the market price of the debenture on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures.

As at September 30, 2015	Fair value	Carrying value
(in thousands of U.S. dollars except for per share amounts)
5.75% convertible debentures [1]	$61,500	$61,500
6.5% convertible debentures [2]	$42,592	$47,388

1.	Fair value is calculated based on the market price of the convertible debenture on the TSX Exchange
2.	Fair value is calculated using a discounted cash flow model

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2015 or December 31, 2014, other than those discussed below.

The 6.5% Convertible Debentures assumed with the acquisition of Brigus are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the nine months ended September 30, 2015 an unrealized derivative gain of $1.5 million was recognized in relation to this derivative liability.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2014, which is found under the Company’s profile at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting - In connection with the audit of Primero’s financial statements for the year ended December 31, 2014, the Company’s management and auditors identified a material weakness solely relating to the valuation of business combinations with respect to the acquisition of Brigus. The Company is in the process of developing a remediation plan to address the deficiency previously noted in the areas of personnel, systems and controls.

Because of the inherent complexities in valuing business combinations relating to mergers and acquisitions, the Company will enhance its internal control system by consulting with a professional valuation company with experience and knowledge in valuing assets in accordance with applicable accounting standards for its next material business combination.

There has been no material change in internal controls of the Company during the nine months ended September 30, 2015 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to operate and expand production at its existing mines;
•	the effect of mining techniques and methods such as long-hole mining or changing labour shifts;
•	the ability of the Company to grow through acquisition;
•	the payment of taxes based upon the contracted price for silver under the Amended and Restated Silver Purchase Agreement;
•	the ability of the Company to meet the threshold in the silver purchase agreement above which it may sell silver at spot market prices and expectation to sell such silver;
•	the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;
•	the impact of estimation methodologies on mine and production planning;
•	the ability to generate cash flows that exceed requirements;
•	intentions to become an intermediate gold producer;
•	the timing and amount of capital expenditures and costs;
•	the development of new mineral deposits;
•	the Company’s ability to complete future financings to raise additional capital as needed;
•	expected ore grades, recovery rates and through-put;
•	the ability of the Company to comply with environmental, safety and other regulatory requirements as well as the Company’s policies in respect thereof;
•	expected or proposed development or construction activities, and the expected costs thereof;
•	expectations regarding currency fluctuations;
•	the timing and results of union contract negotiations;
•	the timing and possible outcome of pending litigation;
•	future prices of precious and base metals;
•	the ability of the Company to obtain government approvals or permits including import and export permits in connection with the continued operation and development of its operations, development project and exploration properties and the export and sale of its minerals;
•	the impact of the acquisitions on the business and operations of the Company; and
•	the ability of the Company to maintain effective internal control over financial reporting.

Such forward-looking information is based upon factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to uncertainties and contingencies, and, if incorrect, could cause actual future results to be materially different than expressed in the forward-looking statements. The assumptions and factors which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this MD&A; the expectations and beliefs of management; assumptions relating to the availability of suitable mining assets for acquisition on reasonable terms; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that development and expansion at its operations and project proceeds on a basis consistent with current expectations and the Company does not change its expansion, development and exploration plans; that the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar remain consistent with current levels or as set out in this MD&A; that prices for gold and silver remain consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of its existing operations, development and exploration activities; and that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources, inability to realize exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of expansion, exploration and development plans for any reason including insufficient capital, delays in permitting, and labour issues; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions including integration inefficiencies and potential unknown liabilities associated therewith; the ability of the Company to comply with its obligations under material agreements including financing agreements; changes to Mexican tax laws or a reversal by Mexican tax authorities of their favourable ruling supporting the Company’s advance pricing agreement or other changes in tax law or administration that increases the taxes payable by the Company; the ability of the Company to achieve projected gold and silver production, and gold and silver grades; projected cash costs of production, development and exploration, and capital expenditures may be greater than anticipated; currency fluctuations beyond those that are typical or anticipated; limitations on insurance coverage; commercial viability of mineral deposits; inability to complete any development projects for any reason; risks associated with the adequacy of infrastructure, including interruptions in power supply; mining risks, including unexpected formations, cave-ins and voids, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and key operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes in labour laws or in the Company’s labour relations, or labour disputes, accidents or other adverse safety incidents; title disputes or claims; changes in other regulations that result in increased costs; cost of environmental expenditures and potential environmental liabilities; dissatisfaction or disputes with local communities or first nations; failure of plant, equipment or processes to operate as anticipated. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risks and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2014, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7, as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Joseph F. Conway”

_____________________
Joseph F. Conway
CEO and Director